SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

     Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

July 26, 2004

INFINEON TECHNOLOGIES AG

St.-Martin-Strasse 53
D-81541 Munich
Federal Republic of Germany
Tel: +49-89-234-0
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Back to Contents

This Report on Form 6-K contains a quarterly report of Infineon Technologies AG dated July 26, 2004 for the Company’s third quarter results of the 2004 financial year.

Back to Contents

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFINEON TECHNOLOGIES AG

Date: July 26, 2004	By:	/s/ PETER J. FISCHL

Peter J. Fischl
Chief Financial Officer

	By:	/s/ MICHAEL VON EICKSTEDT

Michael von Eickstedt
General Counsel and
Senior Vice President

Back to Contents

INFINEON TECHNOLOGIES AG

QUARTERLY REPORT
FOR THE THREE AND NINE MONTH PERIODS ENDED
June 30, 2004

i

Back to Contents

OVERVIEW OF FINANCIAL RESULTS

Third Quarter of the 2004 Financial Year

•	Quarterly revenues increased 14 percent sequentially to Euro 1.9 billion

•	Accrual in connection with DRAM antitrust investigations increased by Euro 184 million

•	Quarterly net loss of Euro 56 million and EBIT of Euro 2 million after accrual

•	Net income in the third quarter before accrual improved significantly to Euro 107 million, from Euro 39 million sequentially and a net loss of Euro 116 million year-on-year

•	Quarterly EBIT of Euro 186 million before accrual increased from Euro 71 million in the previous quarter, and from an EBIT loss of Euro 116 million year-on-year

•	Operating cash flow increased to over Euro 500 million in third quarter; free cash flow significantly improved to Euro 146 million

Infineon Technologies, one of the world's leading semiconductor manufacturers, ended the third quarter of its 2004 financial year on June 30, 2004 with revenues of Euro 1,908 million, an increase of 14 percent sequentially and 30 percent year-on-year.

The company has increased by Euro 184 million to Euro 212 million its accrued charge in connection with the ongoing U.S. and European DRAM antitrust investigations and related potential civil claims, as described below. This accrual resulted in a net loss in the third quarter of Euro 56 million, compared to net income of Euro 39 million in the previous quarter, and to a net loss of Euro 116 million a year ago.

Basic and diluted earnings per share decreased to a loss of Euro 0.08 in the third quarter, compared to earnings of Euro 0.05 in the previous quarter. If the effect of the accrual were excluded, basic and diluted earnings per share would have been Euro 0.14, a significant year-on-year improvement from a loss per share of Euro 0.16.

Back to Contents

Revenues

The sequential growth was achieved mainly through higher prices for products of the Memory Products segment, as well as higher demand for products of the Secure Mobile Solutions segment.

Segment revenue developments during the third quarter of the 2004 financial year as compared to the previous quarter and the third quarter of the 2003 financial year were as follows:

Quarterly net sales by segment (in million Euro)	•	The Automotive & Industrial segment’s third quarter revenues totaled Euro 415 million, up 9 percent sequentially and 16 percent year-on-year. The sequential revenue increase was driven mainly by continued demand for automotive and industrial power solutions as well as positive developments in the AC/DC Power Supplies business.

	•	Wireline Communications’ revenues decreased to Euro 104 million in the third quarter, down 5 percent from the previous quarter and down 13 percent year-on-year. Infineon completed the acquisition of ADMtek in the third quarter, and as a result recorded its first revenue from Broadband Customer Premises Equipment (CPE) through the consolidation of two months of ADMtek results. However, this could not offset lower revenues from narrowband access products and from the optical business.

	•	Secure Mobile Solutions’ third quarter revenues were Euro 525 million, an increase of 14 percent compared to the previous quarter and a significant increase of 38 percent compared to the third quarter of last year. The sequential revenue increase was primarily driven by a stronger security products business, and higher demand for mobile solutions products, especially in Europe and Asia.

•	The Memory Products segment’s third quarter revenues were Euro 811 million, an increase of 22 percent sequentially and of 43 percent compared to the third quarter of the last fiscal year. The significant sequential revenue increase was due primarily to higher average prices for chips.
Third quarter revenues in the Other Operating Segments were Euro 45 million, a decrease of 10 percent sequentially, but an increase of 25 percent year-on-year from Euro 36 million.

•	The Memory Products segment’s third quarter revenues were Euro 811 million, an increase of 22 percent sequentially and of 43 percent compared to the third quarter of the last fiscal year. The significant sequential revenue increase was due primarily to higher average prices for chips.

•	Third quarter revenues in the Other Operating Segments were Euro 45 million, a decrease of 10 percent sequentially, but an increase of 25 percent year-on-year from Euro 36 million.

Revenues outside Europe constituted 60 percent of total revenues, up from 58 percent in the previous quarter. Sales in North America were with 22 percent of total revenues comparable to the previous quarter. Sales in the Asian market represented 37 percent of total revenues, up sequentially from 35 percent.

Back to Contents

DRAM antitrust investigations

As previously reported, since June 2002, the U.S. Department of Justice has been investigating possible violations of U.S. Federal antitrust laws in the DRAM industry. Infineon’s U.S. subsidiary has been responding to the inquiries. Subsequent to the commencement of the investigation by the U.S. Department of Justice, a total of 25 purported class action lawsuits were filed against Infineon and other DRAM suppliers in various federal and state courts in the United States. The complaints allege violations of federal and state antitrust and competition laws and seek significant damages on behalf of the plaintiffs. Infineon has also been approached by certain of its major customers seeking compensation for damages arising out of Infineon’s alleged anticompetitive behavior. Infineon Technologies AG is also in the process of responding to a request for information made by the European Commission in April 2003 with respect to practices in the European market for DRAM memory products.

In accordance with U.S. GAAP, Infineon records liabilities, including accruals for significant litigation costs, related to legal claims when it is probable that a liability has been incurred and the associated amount of the assessment can be reasonably estimated. Accordingly, at the end of the third quarter of fiscal year 2004 Infineon has increased to Euro 212 million the previous accrual of Euro 28 million that it made in the fourth quarter of fiscal year 2003 in connection with the ongoing antitrust investigations, civil claims and related expenses. Given the uncertainties inherent in predicting the outcome of these continuing investigations and the related litigation and claims, and in predicting future costs, Infineon is, at this time, unable to predict the full financial and other impact that these investigations, lawsuits and claims may have on the company.

Earnings

Quarterly EBIT (Earnings Before Interest and Taxes) of Euro 2 million declined from Euro 71 million in the previous quarter, but improved from an EBIT loss of Euro 116 million in the third quarter of the last fiscal year. Excluding the effect of the additional accrual, the company would have had positive EBIT of Euro 186 million for the quarter. The sequential and year-on-year quarterly earnings increases, excluding the effect of the additional accrual, were due primarily to higher chip prices in the Memory Products segment, and both higher volumes and increased productivity in the Secure Mobile Solutions segment. The worldwide semiconductor market has gained considerable momentum during the last three months. Infineon was able to take advantage of this development which is reflected in its improved financial results, excluding the effect of the antitrust accrual.

Back to Contents

For Infineon’s segments, the developments during the third quarter of the 2004 financial year as compared to the previous quarter and the third quarter of the 2003 financial year were as follows:

•	The Automotive & Industrial segment’s EBIT improved to Euro 58 million compared to Euro 51 million in the previous quarter and Euro 50 million in the third quarter of last year. The sequential EBIT increase was caused primarily by higher sales volumes and full utilization of manufacturing capacities.

•	The Wireline Communications’ EBIT loss increased to Euro 35 million, from a loss of Euro 19 million in the previous quarter, but improved from a loss of Euro 99 million year-on-year. The year-ago quarter included a goodwill impairment charge of Euro 68 million. The sequential EBIT decrease was mostly due to charges associated with the acquisition of ADMtek and lower revenues.

•	Secure Mobile Solutions’ EBIT increased significantly to Euro 47 million, compared to Euro 27 million in the previous quarter and an EBIT loss of Euro 18 million year-on-year. The quarterly EBIT increase resulted primarily from higher volume shipments, an improvement in productivity resulting in lower unit costs, as well as an overall improved product mix.

•	The Memory Products segment’s EBIT amounted to negative Euro 50 million, down from positive Euro 13 million in the previous quarter and positive Euro 3 million on a year-on-year basis. The lower EBIT reflects an increase of Euro 184 million in the accrual for antitrust matters, which more than offset the positive effect of higher chip prices.

•	Other Operating Segments’ EBIT showed a loss of Euro 3 million, compared to a loss of Euro 17 million in the previous quarter, and a loss of Euro 15 million in the third quarter of fiscal year 2003. The reduced sequential loss mainly reflects lower impairment charges for investments in the company’s venture capital portfolio compared to the second quarter.

•	In Corporate and Reconciliation, EBIT in the third quarter was a loss of Euro 15 million, compared to income of Euro 16 million in the prior quarter, and a loss of Euro 37 million in the third quarter of fiscal year 2003. The second quarter included the reversal of a Euro 32 million provision for license fees that are no longer required due to a favorable ruling in a legal proceeding. The year-on-year increase mainly reflects improved capacity utilization.

Back to Contents

Expenses

Expenditures for Research and Development in the third quarter totaled Euro 308 million, or 16 percent of revenues, increasing sequentially from Euro 304 million, or 18 percent of revenues. The increase in absolute terms primarily reflects in-process research and development expenses of Euro 9 million in the Wireline Communications segment as a result of the acquisition of ADMtek.

Expenses for SG&A (Selling, General & Administrative) in the third quarter amounted to Euro 194 million, or 10 percent of revenues, compared to Euro 176 million, or 11 percent of revenues, in the previous quarter, reflecting higher, volume-related expenses and some one-time expenses.

Results for First Nine Months of Fiscal Year 2004

Total revenues for the first nine months of fiscal year 2004 were Euro 5,202 million, up 18 percent from Euro 4,396 million in the same period last year. Net income for the first nine months of this fiscal year amounted to Euro 17 million, a significant improvement compared to a net loss of Euro 484 million year-on-year. EBIT for the first nine months of this fiscal year increased to Euro 143 million, a significant improvement compared to the EBIT loss of Euro 366 million of the first nine months of the last fiscal year. If the effects of the additional accrual, taken during the third quarter, were excluded, the company would have had net income of Euro 180 million and EBIT of Euro 327 million for the first nine months of this fiscal year.

Liquidity

Free cash flow, representing cash flow from operating and investing activities excluding purchases or sales of marketable securities, significantly improved to Euro 146 million, increasing from Euro 53 million in the previous quarter. The improved sequential free cash flow reflects higher cash flows generated from operations of Euro 506 million compared to Euro 463 million in the previous quarter. Infineon’s gross cash position, representing cash and cash equivalents, marketable securities, and restricted cash, amounted to Euro 2.8 billion, decreasing sequentially from Euro 2.9 billion. During the third quarter, Infineon redeemed Euro 200 million of its convertible notes due 2007, which will reduce future interest expenses.

Group Structure

In April 2004, Infineon agreed to sell its fiber optics business of the Wireline Communications segment to U.S.-based Finisar Corporation. The transaction is expected to be completed in the fourth quarter of fiscal year 2004, subject to Finisar shareholder approval and other closing conditions. In May 2004, Infineon completed the acquisition of the Taiwanese company ADMtek, which is part of the Wireline Communications segment.

Back to Contents

Business development

During the third quarter, Infineon initiated a number of key R&D projects and continued to invest in its worldwide production facilities. Infineon expects these initiatives to significantly strengthen its portfolio and position in its target markets and to further improve the productivity across all of its segments.

According to the market research institute Strategy Analytics, during calendar year 2003 the Automotive & Industrial segment’s Automotive business continued to outperform the automotive semiconductor market and strengthened its worldwide number two position by achieving the third position in North America up from number four in calendar year 2002. Infineon increased its market share in calendar year 2003 to 8.7 percent worldwide from 8.2 percent in calendar year 2002, with sales growing 21 percent compared to the previous year. The Automotive business achieved design wins at major automotive suppliers for safety applications. Infineon joined the FlexRay consortium and became a premium member of the AutoSAR development partnership. Participation in these industry trade groups will help the company to identify future automotive trends at an early stage and join leading automobile players in defining future system architectures. For the first time, the Power Semiconductors business reached the worldwide number one position in calendar year 2003 up from number 4 position in the previous ranking according to the market research institute IMS Research. In addition, it successfully launched CoolSET™ F3, its new power management & supply product family in the third quarter.

The market research institute Gartner recently upgraded the Wireline Communications segment with a revenue growth of 35 percent in calendar year 2003, from rank seven to five in the overall wireline communications market, and ranked it number one in the T/E carrier and analog line card segment. In the third quarter of fiscal year 2004, Infineon achieved additional design wins for its GEMINAX MAX ADSL2/2+ central office chipset at ZTE Corporation, one of the largest Chinese suppliers of data and telecommunications systems, and at the Israeli telecommunications supplier ECI Telecom. In addition, the company launched its first single-chip ADSL2/2+ CPE product, the Amazon, marking its entry into the ADSL CPE market.

In the third quarter, the Secure Mobile Solutions segment started volume production of the enhanced multi-media baseband S-GOLDlite and began shipments to major customers. The Wireless Infrastructure business introduced the next generation GOLDMOS technology for high-power RF transistors, which is optimized for more reliable and cost-effective linear amplifiers and provides optimal thermal performance. According to Gartner, Infineon reached the number three position in wireless communication systems ASSPs (Application Specific Standard Products) in calendar year 2003 from number five position in calendar year 2002. Gartner also ranked Infineon number one in the worldwide chip card IC market for the sixth year in a row with an increased market share of 41 percent based on revenues. Infineon was again recognized as the leading chip card IC manufacturer, when it

Back to Contents

received the Market Engineering Leadership Award from Frost & Sullivan, a management consulting firm, for the third year in a row.

In the third quarter, the Memory Products segment converted the majority of its manufacturing capacity to 110-nanometer technology, qualified additional products and made significant progress in the development of future memory technologies. The business group qualified 512-Megabit DDR2 and 256-Megabit GDDR3 GraphicsRAM on its 110-nanometer technology, as well as 32-Megabit CellularRAM on its 140-nanometer technology. Another milestone in the DRAM technology roadmap was reached with the manufacturing of the first product demonstrator for Infineon’s 70-nanometer trench technology. In addition, Infineon made significant breakthroughs in the development of future non-volatile memory technologies. For example, the company achieved the highest density MRAM in the industry to date, which can store 16 Megabits of information and relies on magnetization rather than electric charges. The company proceeded on schedule with the expansion of its manufacturing capacity, for example by announcing the expansion and start of ramp-up beginning in the first half of calendar year 2005 of its DRAM production facility in Richmond, Virginia, for chips on 300mm wafers. In June 2004, Infineon celebrated the opening of Inotera Memories, its chip-manufacturing joint venture with the Taiwanese company Nanya Technologies, as well as the opening of the second module of its memory-chip assembly and testing facility in Porto, Portugal.

Outlook for the Fourth Quarter of Fiscal Year 2004

In the automotive industry, Infineon generally sees no major changes. Price pressure from car manufacturers is expected to continue, as they provide add-on features with higher semiconductor content as buying incentive in an effort to stimulate the market. Due to seasonal growth of the PC market, impacting the company’s industrial business, combined with early investment in capacity expansion, Infineon expects further moderate growth in its Automotive & Industrial segment during the fourth quarter of fiscal year 2004.

In its Wireline Communications segment, Infineon anticipates a continued challenging market environment in the fourth quarter of fiscal year 2004. Growth in its ADSL, optical networking, and CPE business, is expected to be partially offset by continuing lower demand for traditional telecom products.

For the fourth quarter of fiscal year 2004, Infineon expects continued positive development for its Secure Mobile Solutions segment. Based on seasonal demand strength, revenues for mobile solutions are anticipated to increase further. Customer demand for baseband ICs and RF transceivers is expected to remain high, reflecting an anticipated increased number of mobile phones sold in calendar year 2004 to 600 million units compared to 540 million units in 2003, according to Gartner.

Back to Contents

For the fourth quarter of fiscal year 2004, Infineon expects a favorable supply-demand-balance for its Memory Products segment, based on increases of seasonal demand and modest supply additions in the industry. Overall, Infineon expects a solid growth of production and bit shipments, reflecting the continuing ramp-up of production at Inotera Memories and the impact of increased output based on 110-nanometer technology.

The third quarter results confirm that Infineon is well on track. The accrual for the antitrust matters unfortunately pushed the net results into the negative, which masks the results of what was otherwise a very successful quarter for the Company. Infineon will continue to cooperate with its customers and business partners throughout the world in a lasting, stable and reliable way. For the fourth quarter of fiscal year 2004, Infineon expects continued overall growth in revenues and earnings.

Back to Contents

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the three months ended June 30, 2003 and 2004
(in millions, except for share data)

			U.S. Dollar
	June 30,	June 30,	June 30,
	2003	2004	2004

	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	1,224	1,663	2,026
Related parties	247	245	298

Total net sales	1,471	1,908	2,324

Cost of goods sold	1,084	1,213	1,478

Gross profit	387	695	846

Research and development expenses	273	308	375
Selling, general and administrative expenses	158	194	236
Restructuring charges	5	5	6
Other operating expenses, net	61	183	223

Operating (loss) income	(110)	5	6

Interest expense, net	(10)	(24)	(30)
Equity in losses of associated companies	(1)	-	-
Other non-operating expense, net	(4)	(6)	(7)
Minority interests	(1)	3	4

Loss before income taxes	(126)	(22)	(27)

Income tax benefit (expense)	10	(34)	(41)

Net loss	(116)	(56)	(68)

Loss per share - basic and diluted	(0.16)	(0.08)	(0.09)

See accompanying notes to the unaudited condensed consolidated financial statements.

Back to Contents

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Operations (Unaudited)
For the nine months ended June 30, 2003 and 2004
(in millions, except for share data)

			U.S. Dollar
	June 30,	June 30,	June 30,
	2003	2004	2004

	(€ millions)	(€ millions)	($ millions)
Net sales:
Third parties	3,644	4,447	5,416
Related parties	752	755	920

Total net sales	4,396	5,202	6,336

Cost of goods sold	3,406	3,432	4,180

Gross profit	990	1,770	2,156

Research and development expenses	792	888	1,081
Selling, general and administrative expenses	494	544	663
Restructuring charges	16	15	18
Other operating expenses, net	68	182	222

Operating (loss) income	(380)	141	172

Interest expense, net	(20)	(55)	(67)
Equity in earnings of associated companies	24	4	5
Gain (loss) on associated company share issuance	(2)	1	1
Other non-operating expense, net	(11)	(10)	(13)
Minority interests	3	7	9

Income (loss) before income taxes	(386)	88	107

Income tax expense	(98)	(71)	(86)

Net (loss) income	(484)	17	21

Earnings (loss) per share - basic and diluted	(0.67)	0.02	0.02

See accompanying notes to the unaudited condensed consolidated financial statements.

Back to Contents

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)
September 30, 2003 and June 30, 2004

			U.S. Dollar
	September 30,	June 30,	June 30,
	2003	2004	2004

	(€ millions)	(€ millions)	($ millions)
Assets:
Current assets:
Cash and cash equivalents	969	1,094	1,332
Marketable securities	1,784	1,536	1,871
Trade accounts receivable, net	876	1,073	1,307
Inventories	959	886	1,079
Deferred income taxes	113	158	192
Other current assets	605	429	523

Total current assets	5,306	5,176	6,304

Property, plant and equipment, net	3,817	3,555	4,330
Long-term investments, net	425	694	845
Restricted cash	67	164	200
Deferred income taxes	705	613	747
Other assets	485	643	782

Total assets	10,805	10,845	13,208

Liabilities and shareholders' equity:
Current liabilities:
Short-term debt and current maturities	149	174	212
Trade accounts payable	877	960	1,169
Accrued liabilities	644	660	804
Deferred income taxes	39	19	23
Other current liabilities	425	513	625

Total current liabilities	2,134	2,326	2,833

Long-term debt	2,343	2,060	2,509
Deferred income taxes	32	27	33
Other liabilities	630	502	611

Total liabilities	5,139	4,915	5,986

Shareholders' equity:
Ordinary share capital	1,442	1,495	1,821
Additional paid-in capital	5,573	5,800	7,064
Accumulated deficit	(1,261)	(1,244)	(1,515)
Accumulated other comprehensive loss	(88)	(121)	(148)

Total shareholders' equity	5,666	5,930	7,222

Total liabilities and shareholders' equity	10,805	10,845	13,208

See accompanying notes to the unaudited condensed consolidated financial statements.

Back to Contents

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Shareholders' Equity (Unaudited)
for the nine months ended June 30, 2003 and 2004
(in millions, except for share data)

	Issued				Foreign	Additional
	Ordinary shares		Additional		currency	minimum	Unrealized
			paid-in	Accumulated	translation	pension	gain/(loss)
	Shares	Amount	capital	deficit	adjustment	liability	on securities	Total

Balance as of October 1, 2002	720,784,218	1,442	5,569	(826)	(5)	(20)	(2)	6,158
Net loss		-	-	(484)	-	-	-	(484)
Other comprehensive (loss) income		-	-	-	(102)	-	45	(57)

Total comprehensive loss								(541)

Issuance of ordinary shares
Acquisition of Catamaran	96,386	-	1	-	-	-	-	1
Treasury stock	(43,026)	-	-	-	-	-	-	-
Deferred compensation, net	-	-	6	-	-	-	-	6
Other equity transactions	-	-	(6)	-	-	-	-	(6)

Balance as of June 30, 2003	720,837,578	1,442	5,570	(1,310)	(107)	(20)	43	5,618

Balance as of October 1, 2003	720,880,604	1,442	5,573	(1,261)	(81)	(18)	11	5,666
Net income	-	-	-	17	-	-	-	17
Other comprehensive loss	-	-	-	-	(26)	-	(7)	(33)

Total comprehensive loss								(16)

Issuance of ordinary shares
Settlement of redeemable interest	26,679,255	53	225	-	-	-	-	278
Deferred compensation, net	-	-	2	-	-	-	-	2

Balance as of June 30, 2004	747,559,859	1,495	5,800	(1,244)	(107)	(18)	4	5,930

See accompanying notes to the unaudited condensed consolidated financial statements.

Back to Contents

Infineon Technologies AG and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)
For the nine months ended June 30, 2003 and 2004

			U.S. Dollar
	June 30,	June 30,	June 30,
	2003	2004	2004

	(€ millions)	(€ millions)	($ millions)

Net (loss) income	(484)	17	21

Adjustments to reconcile net (loss) income to cash provided by operating
Depreciation and amortization	1,073	986	1,201
Deferred compensation	6	2	2
Provision for (recovery of) doubtful accounts	(5)	10	12
Loss (gain) on sale of marketable securities	4	(9)	(11)
Loss on sale of interest in associated companies	4	1	1
Loss on disposal of property, plant, and equipment	1	2	2
Equity in earnings of associated companies	(24)	(4)	(5)
Loss (gain) on associated company share issuance	2	(1)	(1)
Minority interests	(3)	(7)	(9)
Impairment charges	81	21	26
Other non-cash items	(94)	-	-
Deferred income taxes	72	(15)	(18)
Changes in operating assets and liabilities:
Accounts receivable	(135)	(228)	(278)
Inventories	(164)	39	47
Other current assets	114	196	239
Trade accounts payable	(235)	86	105
Accrued liabilities	54	13	16
Other current liabilities	5	88	107
Other assets and liabilities	17	92	112

Net cash provided by operating activities	289	1,289	1,569

Cash flows from investing activities:
Purchases of marketable securities available for sale	(2,032)	(1,749)	(2,130)
Proceeds from sales of marketable securities availible for sale	1,494	1,993	2,427
Proceeds from sales of interests in associated companies	47	1	1
Investment in associated and related companies	(67)	(356)	(434)
Purchases of intangible assets	(55)	(77)	(94)
Purchases of property, plant and equipment	(677)	(740)	(901)
Proceeds from sales of property, plant and equipment	23	19	23

Net cash used in investing activities	(1,267)	(909)	(1,108)

Cash flows from financing activities:
Net change in short-term debt	(33)	10	12
Net change in related party financial receivables and payables	(36)	69	84
Proceeds from issuance of long-term debt	707	-	-
Principal repayments of long-term debt	(25)	(261)	(318)
Change in restricted cash	3	(97)	(118)
Proceeds from issuance of shares to minority interest	-	28	34

Net cash provided by (used in) financing activities	616	(251)	(306)

Effect of foreign exchange rate changes on cash and cash equivalents	(9)	(4)	(5)
Net (decrease) increase in cash and cash equivalents from continuing operations	(371)	125	150
Net decrease in cash and cash equivalents from discontinued operations	(1)	-	-
Cash and cash equivalents at beginning of period	1,199	969	1,180

Cash and cash equivalents at end of period	827	1,094	1,330

See accompanying notes to the unaudited condensed consolidated financial statements.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

1.	Basis of Presentation

The accompanying interim condensed consolidated financial statements of Infineon Technologies AG and its subsidiaries (“Infineon” or “the Company”) as of and for the three and nine months ended June 30, 2003 and 2004, have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP). Accordingly, certain information and footnote disclosures normally included in annual financial statements have been condensed or omitted. In the opinion of management, the accompanying financial statements contain all adjustments necessary to present fairly the financial position, results of operations and cash flows of the interim periods presented. All such adjustments are of a normal recurring nature. The results of operations for any interim period are not necessarily indicative of results for the full fiscal year. The accompanying financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2003. The accounting policies applied in preparing the accompanying condensed consolidated financial statements are consistent with those for the year ended September 30, 2003 (see note 2).

The preparation of the accompanying condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

All amounts herein are shown in millions of euro (“€”) other than percentages, shares, per shares amounts or except where otherwise stated. The accompanying condensed consolidated balance sheet as of June 30, 2004, the condensed consolidated statements of operations for the three and nine months then ended and the condensed consolidated statements of cash flows for the nine months then ended are also presented in U.S. dollars (“$”), solely for the convenience of the reader, at the rate of one euro = $1.218, the U.S. Federal Reserve noon buying rate on June 30, 2004.

2.	Recent Accounting Pronouncements

In December 2003, the FASB issued Statement of Financial Accounting Standards (“SFAS”) No. 132 (revised 2003), “Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106”, which revises employers’ disclosures about pension plans and other postretirement benefit plans. SFAS No. 132 (revised 2003) requires additional disclosures to those in the original SFAS No. 132, which it replaces. SFAS No. 132 (revised 2003) is effective for the Company’s year ending September 30, 2004, with interim-period disclosures requirements effective for the Company from January 1, 2004. Interim-period disclosures are provided in note 20.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

3.	Acquisitions

In February 2004, the Company completed the purchase of assets, including certain liabilities, of the Protocol Software operations of Siemens AG, in exchange for €13 and the employment of approximately 145 of Siemens' mobile communication software engineers.

On April 30, 2004, the Company completed its acquisition of 100% of ADMtek Inc., Hsinchu, Taiwan (“ADMtek”) in exchange for €75 to be paid in cash (of which €6 is held in escrow for representations and warranties). An additional payment of €28, held in escrow and reflected as restricted cash, is contingent upon employee retention and the achievement of certain performance and development milestones over a two-year period, which is to be recognized as the milestones are achieved. This acquisition enables access to the Home-Gateway-Systems market for the Wireline Communications segment. The following table summarizes the impact of the ADMtek acquisition:

ADMtek

Acquisition Date	April 2004

Segment	Wireline
Communications

Cash	18
Other current assets	10
Property, plant and equipment	2
Intangible assets
Current product technology	14
Core technology	5
Customer relationships	2
In-process R&D	9
Goodwill	23
Other non-current assets	1

Total assets acquired	84

Current liabilities	(8)
Non-current liabilities (including debt)	(1)

Total liabilities assumed	(9)

Net assets acquired	75

Purchase consideration	75

4.	Discontinued Operation

Pursuant to an agreement reached between the Company and Osram GmbH ("Osram"), the Company transitioned all its opto-electronic activities to Osram as of March 31, 2003. The opto-electronic business was an operating segment included in the Company’s other operating segments, and accordingly, the results of the opto-electronics business are presented as a discontinued operation. The Company did not incur a loss on the discontinuation of the opto-electronic business.

The discontinued operation recorded net sales of €(5) and €145 for the three and nine months ended June 30, 2003, respectively, and net income of €0 for both periods.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

5.	Restructuring

During the three and nine months ended June 30, 2004, the Company continued to take restructuring measures aimed at improving operational efficiencies and reducing costs, which amounted to €5 and €15, respectively.

The development of the restructuring liability during the nine months ended June 30, 2004, is as follows:

	September 30,			June 30,
	2003			2004

	Accrued	Restructuring		Accrued
	Liability	charge	Payments	Liability

Employee terminations	18	15	(20)	13
Other exit costs	9	—	(2)	7

Total	27	15	(22)	20

6.	Income Taxes

Income tax benefit (expense) for the three and nine months ended June 30, 2003 and 2004 is as follows:

	Three months ended		Nine months ended
	June 30,		June 30,

	2003	2004	2003	2004

Current taxes:
Germany	(5)	(55)	(14)	(62)
Foreign	(8)	6	(27)	(24)

	(13)	(49)	(41)	(86)
Deferred taxes:
Germany	30	1	(55)	(21)
Foreign	(7)	14	(2)	36

	23	15	(57)	15

Income tax benefit (expense)	10	(34)	(98)	(71)

At June 30, 2004, the Company had tax loss carry-forwards of €1,675 (relating to both trade and corporate tax, plus an additional loss carry-forward applicable only to trade tax of €1,158), and tax credit carry-forwards of €116. Such tax loss and credit carry-forwards are mainly from German operations, are generally limited to use by the particular entity that generated the loss or credit and do not expire under current law, except for tax loss carry-forwards from non-German operations of €91 which expire in 2020 and 2021.

Pursuant to SFAS No. 109, the Company has assessed its deferred tax asset and the need for a valuation allowance. Such an assessment considers whether it is more likely than not that some portion or all of the deferred tax assets may not be realized. The assessment requires considerable judgment on the part of management, with respect to, amongst others, benefits that could be realized from available tax strategies and future taxable income, as well as other positive and negative factors. The ultimate realization of deferred tax assets is dependent upon the Company's ability to generate the appropriate character of future taxable income sufficient to utilize loss carry-forwards or tax credits before their expiration. Since the Company had incurred a cumulative loss in certain tax jurisdictions over a three year period as of June 30, 2004, the impact of forecasted future taxable income is excluded from such an assessment, pursuant to the provisions of SFAS No. 109. For these tax jurisdictions, the assessment was therefore only based on the benefits that could be realized from available tax strategies and the reversal of temporary differences in future periods.

At December 27, 2003, the German government enacted new tax legislation which limits the application of a German corporation’s tax loss carryforwards to 60% of the annual taxable income of the corporation in any given year. The new legislation did not limit the length of the carryforward period, which is unlimited. For the Company, the new tax law is effective from October 1, 2003. The Company has completed its assessment of the impact of the new legislation and has concluded that an adjustment to its deferred tax assets was not required.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

7.	Earnings (Loss) Per Share

Basic earnings (loss) per share (“EPS”) is calculated by dividing net income (loss) by the weighted average number of ordinary shares outstanding during the period. Diluted EPS is calculated by dividing adjusted net income by the sum of the weighted average number of ordinary shares outstanding plus all additional ordinary shares that would have been outstanding if potentially dilutive securities or ordinary share equivalents had been issued.

The computation of basic and diluted EPS for the three and nine months ended June 30, 2003 and 2004 (shares in million), is as follows:

	Three months ended		Nine months ended
	June 30,		June 30,

	2003	2004	2003	2004

Numerator:
Net (loss) income	(116)	(56)	(484)	17
Denominator:
Weighted-average shares outstanding-basic	720.8	747.6	720.8	730.4
Effect of dilutive instruments	—	—	—	10.2

Weighted-average shares outstanding-diluted	720.8	747.6	720.8	740.6

Earnings (loss) per share (in euro):
Basic and diluted	(0.16)	(0.08)	(0.67)	0.02

Potentially dilutive instruments include employee stock options and the convertible subordinated notes. The effects of the assumed exercise or conversion of these instruments are anti-dilutive to loss per share for the three and nine months ended June 30, 2003, and for the three months ended June 30, 2004, and are therefore excluded from the calculation of diluted loss per share.

8.	Trade Accounts Receivable, net

Trade accounts receivable at September 30, 2003, and June 30, 2004 consist of the following:

	September 30,	June 30,
	2003	2004

Third party – trade	700	902
Siemens group - trade (note 19)	194	196
Associated and Related Companies - trade (note 19)	8	9

Trade accounts receivable, gross	902	1,107
Allowance for doubtful accounts	(26)	(34)

Trade accounts receivable, net	876	1,073

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

9.	Inventories

Inventories at September 30, 2003, and June 30, 2004 consist of the following:

	September 30, 2003	June 30, 2004

Raw materials and supplies	85	89
Work-in-process	489	511
Finished goods	385	286

Inventories	959	886

10.	Other Current Assets

At June 30, 2004, other current assets include assets held for sale relating to the Company’s fiber optics business. These assets consist primarily of land, buildings and equipment as well as related liabilities associated with the production facilities located in Germany and the Czech Republic. Pursuant to SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, the recognition of depreciation expense has ceased as of March 31, 2004. The Company performed an impairment assessment and concluded that no impairment was necessary. Depreciation expense for the three and nine months ended June 30, 2004 was €0 and €7, respectively.

Assets of the fiber optics business also include the ParoLink Technologies Co. Ltd. (“ParoLink”) joint venture in Hsinchu, Taiwan. ParoLink was formed in November 2003 by the Company and United Epitaxy Company Ltd, and manufactures and develops laser and receiver optochips. The Company has invested €6 and holds a 56% ownership interest in ParoLink. The Company accounts for its investment in ParoLink using the equity method, since substantive participating minority rights prevent the exercise of unilateral control.

Summarized balance sheet information for the fiber optics business is set forth below:

June 30,
2004

Current assets	39
Non-current assets	45

Total assets held for sale	84

Current liabilities	(19)
Non-current liabilities	(8)

Total liabilities related to assets held for sale	(27)

On April 29, 2004, Infineon entered into an agreement with Finisar Corporation (“Finisar”) to sell the fiber optics business in exchange for 135 million shares in Finisar. The agreement is subject to customary closing conditions, including regulatory and antitrust approvals and approval by Finisar’s shareholders.

11.	Long-term Investments, net

In November 2003, the Company invested €116 in Inotera Memories Inc., a joint venture with Nanya Technology Corp. in Taoyuan, Taiwan. During the three months ended March 31, 2004 and June 30, 2004, the Company contributed an additional €107 and €54, respectively. At June 30, 2004, the Company’s direct and indirect ownership interest was 45.8%.

The Company recognized impairment charges related to certain investments for which the carrying value exceeded the fair value on an other-than-temporary basis, of €4 and €1 for the three months and €12 and €21 for nine months ended June 30, 2003 and 2004, respectively.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

12.	Other Assets

During the three months ended June 30, 2003, the Company recognized an impairment charge of €68, included in other operating expense, related to goodwill of the optical networking reporting unit of the Wireline Communications segment.

13.	Trade Accounts Payable

Trade accounts payable at September 30, 2003, and June 30, 2004 consist of the following:

	September 30,	June 30,
	2003	2004

Third party – trade	750	839
Siemens group - trade (note 19)	73	64
Associated and Related Companies - trade (note 19)	54	57

Trade accounts payable, net	877	960

14.	Debt

Debt at September 30, 2003, and June 30, 2004 consists of the following:

	September 30,	June 30,
	2003	2004

Short-term debt:
Notes payable to banks, weighted average rate 2.63%	8	69
Current portion of long-term debt	138	104
Capital lease obligations	3	1

Total short-term debt and current maturities	149	174

Long-term debt:
Convertible subordinated notes, 4.25%, due 2007	987	792
Convertible subordinated notes, 5.0%, due 2010	688	688
Loans payable to banks:
Unsecured term loans, weighted average rate 2.24%,
due 2005-2009	566	522
Secured term loans, weighted average rate 4.15%,
due 2005 – 2016	28	28
Loans payable, weighted average rate 4.00%,
due 2005	6	—
Notes payable to governmental entity, rate 1.09%,
due 2027-2031	60	28
Capital lease obligations	8	2

Total long-term debt	2,343	2,060

During the three months ended June 30, 2004, the Company redeemed a notional amount of €200 of the convertible subordinated notes due 2007.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The Company has established independent financing arrangements with several financial institutions, in the form of both short and long-term credit facilities, which are available for anticipated funding purposes.

			As of June 30, 2004

	Nature of financial
	institution	Purpose/	Aggregate
Term	commitment	intended use	facility	Drawn	Available

Short-term	firm commitment	working capital,	653	71	582
		guarantees, cash
		management
Short-term	no firm commitment	working capital	75	—	75
Long-term	firm commitment	working capital	378	3	375
Long-term(1)	firm commitment	project finance	680	680	—

			1,786	754	1,032

(1)	Including current maturities.

15.	Other Liabilities

Under the Company's agreements with the other investors in the Infineon Technologies SC300 GmbH & Co. KG (“SC300”) venture, each of them had the right to sell their interest in the venture to the Company on September 30, 2005 and every third anniversary thereafter, and the Company had the right to purchase their interests in the venture once every three years, commencing March 31, 2004. In addition, each of the other investors had the right to sell their interest in the venture to the Company under certain conditions. The carrying amount of this redeemable interest represented their contributed capital and was increased by amounts representing accretion of interest, payable under the redemption feature.

In March 2004, the Company exercised its right to acquire the remaining interest in SC300 and settled the redeemable interest. Additional interest amounts paid upon redemption, aggregating €21, are reflected as part of interest expense, during the nine months ended June 30, 2004. The redemption of the redeemable interest at its carrying value of €278 was effected through the issuance of 26,679,255 ordinary shares.

16.	Stock-based Compensation

Fixed Stock Option Plans

A summary of the Company’s option plans as of June 30, 2003 and 2004, respectively, and changes during the nine-month periods then ended is presented below (options in millions; exercise price in Euro):

	For the nine months ended June 30,

	2003		2004

		Weighted-		Weighted-
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price

Outstanding at
beginning of period	19.9	€35.96	29.9	€25.56
Granted	11.5	€8.91	8.0	€12.37
Exercised	—	—	—	—
Forfeited	(0.5)	€32.13	(1.3)	€25.00

Outstanding at
end of period	30.9	€25.97	36.6	€22.73

Exercisable at
end of period	10.2	€48.69	12.8	€41.55

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The following table summarizes information about stock options outstanding and exercisable at June 30, 2004 (options in millions; exercise price in Euro):

	Outstanding			Exercisable

		Weighted-
		average	Weighted-		Weighted-
		remaining	average		average
	Number of	life	exercise	Number of	exercise
Range of exercise prices	options	(in years)	price	options	price

€5 - €10	10.7	5.39	€8.91	—	—
€10 - €15	9.4	6.23	€12.42	—	—
€15 - €20	0.2	5.09	€15.75	—	—
€20 - €25	7.1	4.43	€23.70	3.6	€23.70
€25 - €30	0.1	4.26	€27.42	0.1	€27.42
€40 - €45	4.5	2.71	€42.03	4.5	€42.03
€50 - €55	0.1	3.76	€53.26	0.1	€53.26
€55 - €60	4.5	3.41	€55.18	4.5	€55.18

Total	36.6	4.83	€22.70	12.8	€41.55

Fair value disclosures

The Company applies APB Opinion 25 and its related interpretations to account for stock-based compensation. SFAS No. 123 establishes an alternative to determine compensation expense based on the fair value of the options at the grant date calculated through the use of option pricing models. Option pricing models were developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which differ significantly from the options granted to the Company's employees with their exercise restrictions. These models also require subjective assumptions, including future stock price volatility and expected time to exercise, which greatly affect the calculated values. The Company estimated the fair value of each option grant at the date of grant using a Black-Scholes option-pricing model based on a single-option valuation approach with forfeitures recognized as they occur. The following weighted-average assumptions were used for grants for the nine months ended June 30:

	2003	2004

Weighted-average assumptions:
Risk-free interest rate	3.55%	3.39%
Expected volatility	58%	59%
Dividend yield	0%	0%
Expected life in years	4.50	4.50

Weighted-average fair value per option at grant date in Euro	4.38	5.91

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

If the Company had accounted for stock option grants and employee stock purchases under its plans according to the fair value method of SFAS No. 123, and thereby recognized compensation expense based on the above fair values over the respective option vesting periods, net income (loss) and earnings (loss) per share would have been reduced (increased) to the pro forma amounts indicated below, pursuant to the provisions of SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure”:

	For the three months ended June 30,		For the nine months ended June 30,

	2003	2004	2003	2004

Net (loss) income:
As reported	(116)	(56)	(484)	17
Deduct: Stock-based employee
compensation expense included in
reported net (loss) income	2	1	6	2
Add: Total stock-based employee
compensation expense determined under
fair value based method for all awards	(13)	(7)	(43)	(28)

Pro forma	(127)	(62)	(521)	(9)

Basic and diluted earnings (loss) per share in euro:
As reported	€(0.16)	€(0.08)	€(0.67)	€0.02
Pro forma	€(0.18)	€(0.08)	€(0.72)	€(0.01)

17.	Other Comprehensive Income (Loss)

The changes in the components of other comprehensive income (loss) for the nine months ended June 30, 2003 and 2004 are as follows:

	Nine months ended June 30,

	2003	2004

Unrealized gain on securities
Unrealized holding (losses) gains	43	4
Reclassification adjustment for gains (losses) included in net income (loss)	2	(11)

Net unrealized gains (losses)	45	(7)
Foreign currency translation adjustment	(102)	(26)

Other comprehensive loss	(57)	(33)
Accumulated other comprehensive loss - beginning of period	(27)	(88)

Accumulated other comprehensive loss - ending of period	(84)	(121)

18.	Supplemental Cash Flow Information

	Three months ended June 30,		Nine months ended June 30,

	2003	2004	2003	2004

Cash paid for:
Interest	18	46	84	117
Income taxes	9	20	15	38

As further discussed in note 15, during the three months ended March 31, 2004, the Company issued shares to redeem the redeemable interest of €278 related to the SC300 venture.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

19.	Related Parties

The Company has transactions in the normal course of business with Siemens group companies and with Related and Associated Companies (together, “Related Parties”). The Company purchases certain of its raw materials, especially chipsets, from, and sells a considerable portion of its products, to Related Parties. Purchases and sales to Related Parties are generally based on market prices or manufacturing cost plus a mark-up.

Related Party receivables at September 30, 2003, and June 30, 2004 consist of the following:

	September 30, 2003	June 30, 2004

Current:
Siemens group – trade	194	196
Associated and Related Companies - trade	8	9
Siemens group - financial and other	18	18
Associated and Related Companies - financial and other	125	52
Employee receivables	7	10

	352	285

Non-current:
Associated and Related Companies - financial and other	11	15
Employee receivables	2	7

	13	22

Total Related Party receivables	365	307

Related Party payables at September 30, 2003, and June 30, 2004 consist of the following:

	September 30, 2003	June 30, 2004

Siemens group - trade	73	64
Associated and Related Companies - trade	54	57
Associated and Related Companies - financial and other	5	4

Total Related Party payables	132	125

     Transactions with Related Parties for the three and nine months ended June 30, 2003 and 2004 are as follows:

	Three months ended June 30,		Nine months ended June 30,

	2003	2004	2003	2004

Sales to Related Parties
Siemens group companies	195	229	604	706
Associated and Related Companies	52	16	148	49

Total Sales to Related Parties	247	245	752	755

Purchases from Related Parties:
Siemens group companies	84	62	339	194
Associated and Related Companies	82	87	410	260

Total Purchases from Related Parties	166	149	749	454

On January 12, 2004, Siemens reported that it had sold 150,000,000 shares of Infineon Technologies AG, thereby reducing its ownership interest in the Company at that date to 18.9%. This remaining interest in the Company is currently held in a non-voting trust.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

20.	Pension Plans

Information with respect to the Company’s pension plans for the three months ended June 30, 2004 is presented by German (“Domestic”) plans and non-German (“Foreign”) plans.

The components of net periodic pension cost for the three months ended June 30, 2004 are as follows:

	For the three months ended June 30, 2004

	Domestic plans	Foreign plans

Service cost	(3)	(2)
Interest cost	(3)	(1)
Expected return on plan assets	2	1
Amortization of unrecognized actuarial losses	(1)	—

Net periodic pension cost	(5)	(2)

21.	Financial Instruments

The Company periodically enters into derivatives including foreign currency forward and option contracts as well as interest rate swap agreements. The objective of these transactions is to reduce the market risk of exchange rate fluctuations to its foreign currency denominated net future cash flows or to reduce the interest rate risk related to its debt instruments. The Company does not enter into derivatives for trading or speculative purposes. The euro equivalent notional amounts in millions and fair values of the Company’s derivative instruments as of September 30, 2003, and June 30, 2004 are as follows:

	September 30, 2003		June 30, 2004

	Notional amount	Fair value	Notional amount	Fair value

Forward contracts sold:
U.S. dollar	306	5	227	—
Japanese yen	8	—	9	—
Great Britain pound	2	—	—	—

Forward contracts purchased:
U.S. dollar	54	(1)	—	—
Japanese yen	29	1	28	1
Singapore dollar	20	—	24	—
Great Britain pound	4	—	7	—
Other currencies	15	1	5	—

Currency options sold:
U.S. dollar	175	(10)	870	(20)

Currency options purchased:
U.S. dollar	186	7	850	22

Cross currency interest rate swap:
U.S. dollar	547	113	406	52

Interest rate swap:	1,200	27	1,200	11

Fair value, net		143		66

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

At September 30, 2003, and June 30, 2004, all derivative financial instruments are recorded at fair value.

Foreign exchange results for the three months ended June 30, 2003 and 2004 were losses of €12 and €15, respectively, and for the nine months ended June 30, 2003 and 2004, were losses of €53 and €17, respectively.

22.	Commitments and Contingencies

Litigation

On August 7, 2000 and August 8, 2000, Rambus Inc. (“Rambus”), filed separate actions against the Company in the U.S. and Germany. Rambus alleges that the Company’s SDRAM and DDR DRAM products infringe patents owned by Rambus.

On May 4, 2001 and May 9, 2001, the U.S. District Court for the Eastern District of Virginia (the “District Court”) dismissed all 57 of Rambus’ patent infringement claims against the Company. In addition, the court found that Rambus committed fraud by its conduct in the JEDEC standard setting organization and awarded damages to the Company. On January 29, 2003 the U.S. Court of Appeals for the Federal Circuit (“CAFC”) revised the District Court’s claim construction on 4 claim terms, and remanded the infringement case back to the District Court for a jury trial. The CAFC also reversed the District Court’s finding that Rambus had committed fraud by its conduct in JEDEC. The Company appealed the CAFC’s decision unsuccessfully to the U.S. Supreme Court. The retrial in the District Court is scheduled to begin October 4, 2004. The Company believes it has meritorious defenses to the allegations of infringement, and meritorious counterclaims against Rambus that would bar enforcement of the patents.

Proceedings in the German court began in December 2000 and are still active. An expert report commissioned by the court was rendered in May 2002 but the court has not yet made its decision on the basis of this report. In September 2002, the European Patent Office (EPO) declared that the Rambus patent had been unduly broadened. Rambus appealed the EPO’s declaration, and the EPO ruled at a hearing in February 2004 that Rambus’ patent was invalid and revoked it. Therefore, only Rambus’ expired utility model remains in the infringement proceedings. At a hearing in the infringement matter in June 2004, Rambus withdrew its claims with respect to the revoked European patent but added two new patents to the litigation. These patents will be handled by the court in a separate case. The case with respect to the utility model has been stayed by the court pending the German Patent court's decision on its validity. The Company believes it has meritorious defenses to the allegations of infringement.

SDRAM and DDR DRAM products incorporating the technology that is the subject of the Rambus claims currently constitute substantially all of the products of Infineon’s Memory Products segment. This segment contributed net sales of €2,485 and earnings before interest and taxes of €31 during the year ended September 30, 2003. If the Company were to be enjoined from producing SDRAM and DDR DRAM products, its financial position and results of operations would be materially and adversely affected, since the Company would have to discontinue the SDRAM and DDR DRAM product lines or enter into a licensing arrangement with Rambus, which could require the payment of substantial licensing fees.

Infineon currently licenses certain RDRAM technology from Rambus. The Company’s use of this technology is not in dispute in the proceedings described above.

On May 5, 2004, Rambus filed a complaint in a California state court against the Company and its U.S. subsidiary, as well as Siemens, Micron and Hynix, alleging that these DRAM manufacturers had conspired to restrict output and fix prices of Rambus DRAM ("RDRAM") in order to prevent widespread adoption of RDRAM as "main memory" for PCs and to monopolize the worldwide DRAM market. Rambus claims lost royalties of at least one billion dollars and seeks treble damages as well as punitive damages. The Company’s US subsidiary was served with the complaint on May 5, 2004; the Company itself has not been served. It is too early to determine the strength of the Company’s likely defenses or the magnitude of any damages that Rambus may obtain, if any. Infineon plans to vigorously defend against Rambus's claims.

On June 17, 2002, the Company’s U.S. subsidiary received a grand jury subpoena from the U.S. District Court for the Northern District of California seeking information regarding an investigation by

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

the Antitrust Division of the Department of Justice (the "DOJ") into possible violations of U.S. antitrust laws in the DRAM industry. The Company is cooperating with the DOJ in its investigation.

Subsequent to the commencement of the DOJ investigation, a number of purported class action lawsuits were filed against Infineon, its U.S. subsidiary and other DRAM suppliers. Sixteen cases were filed between June 21, 2002 and September 19, 2002 in the following federal district courts: one in the Southern District of New York, five in the District of Idaho, and ten in the Northern District of California. Each of the federal district court cases purports to be on behalf of a class of individuals and entities who purchased DRAM directly from the various DRAM suppliers during a specified time period commencing on or after October 1, 2001. The complaints allege price-fixing in violation of the Sherman Act and seek treble damages in unspecified amounts, costs, attorneys' fees, and an injunction against the allegedly unlawful conduct. On September 26, 2002, the Judicial Panel on Multi-District Litigation held a hearing and subsequently ordered that the foregoing federal cases be transferred to the U.S. District Court for the Northern District of California (San Francisco) for coordinated or consolidated pretrial proceedings.

Nine additional cases were filed between August 2, 2002 and March 15, 2004 in the following California and Massachusetts state superior courts: five in San Francisco County, one in Santa Clara County, one in Los Angeles County, one in Humboldt County, all in California, and one in Essex County, Massachusetts. Each of the California and Massachusetts state cases purports to be on behalf of a class of individuals and entities who indirectly purchased DRAM during a specified time period commencing on or after November 1, 2001. The complaints allege violations of California's Cartwright Act, California and Massachusetts Unfair Competition Laws and unjust enrichment and seek treble damages in unspecified amounts, restitution, costs, attorneys' fees, and an injunction against the allegedly unlawful conduct. In response to a petition filed by one of the plaintiffs, a judge appointed by the Judicial Council of California subsequently ordered that the then-pending California state cases be coordinated for pretrial purposes and recommended that they be transferred to San Francisco County Superior Court for coordinated or consolidated pretrial proceedings.

The Company has been approached by certain of its major customers seeking compensation for damages arising out of Infineon’s alleged anticompetitive behaviour.

In April 2003, the Company received a request for information from the European Commission (the “Commission”) to enable the Commission to assess the compatibility with the Commission’s rules on competition of certain practices of which the Commission has become aware in the European market for DRAM products. The Company is cooperating with the Commission in its investigation.

In May 2004, the Canadian Competition Bureau advised the Company’s U.S. subsidiary that it and its affiliated companies are among the targets of a formal inquiry into alleged violations of the Canadian Competition Act in the DRAM industry. No compulsory process (such as subpoenas) has been commenced. The Competition Bureau's inquiry is at a relatively early stage. The Company is cooperating with the Competition Bureau in its inquiry.

Liabilities related to legal proceedings are recorded when it is probable that a liability has been incurred and the associated amount can be reasonably estimated. Accordingly, as of June 30, 2004, the Company has an accrued liability in the amount of €212 (which represents an increase by €184, reflected as other operating expenses during the three months ended June 30, 2004, from €28 as previously accrued) related to the investigation by the DOJ, and the EU-Commission and civil antitrust claims and class actions. As additional information becomes available, the potential liability related to these matters will be reassessed and the estimates revised, if necessary. These accrued liabilities would be subject to change in the future based on new developments in each matter, or changes in circumstances, which could have a material impact on the Company’s results of operations and financial position.

An adverse final resolution of the Rambus claims, the DOJ or EU-Commission investigations or the civil antitrust claims described above would result in substantial financial liability to, and other adverse effects upon, the Company, which would have a material adverse effect on its business, results of operations and financial condition. Irrespective of the validity or the successful assertion of the above-referenced claims, the Company could incur significant costs with respect to defending against or settling such claims, which could have a material adverse effect on its results of operations or financial condition or cash flows.

In October 1999, Deutsche Telekom AG notified the Company of a potential contractual warranty claim in respect of chips supplied by the Company for Deutsche Telekom calling cards. The claim relates to damages allegedly suffered by Deutsche Telekom as a result of such cards being fraudulently reloaded by third parties. Deutsche Telekom originally alleged damages of approximately

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

€90 as a result of these activities, reflecting damages suffered and the cost of remedial measures, and sought compensation from both Siemens and the Company. In September 2001, however, Deutsche Telekom brought an action in the State Court (Landgericht) in Darmstadt, Germany against Siemens alone, and increased the alleged amount of damages to approximately €125. Siemens served third party notice on the Company on December 21, 2001. In 2003, Deutsche Telekom increased its claim to €150. On July 15, 2003, the State Court ruled that Deutsche Telekom did not have a valid claim for damages against Siemens and the Company. Deutsche Telekom has appealed the decision. Should Siemens be found liable, the Company could be responsible for payments to Siemens in connection with certain indemnifications provided to Siemens at the Company’s formation. The Company has investigated the Deutsche Telekom claim and believes that it is without merit.

One of the Company’s customers notified it on May 18, 2000 that the customer had received a letter from Rambus alleging that one of the components of its product violates Rambus' patents. The Company supplied this customer with the relevant component, and the customer has requested that the Company indemnify it for any damages it may incur as a result of Rambus' claims. The customer's notice to the Company does not specify any figure for such damages. Accordingly, the Company cannot predict at this time what the Company’s exposure, if any, is likely to be if this customer's claim against the Company is found to be valid.

On May 7, 2003, ProMOS filed arbitration proceedings against the Company in Munich under the ICC Arbitration Rules. The Company had licensed certain DRAM technologies to ProMOS under a license agreement, which the Company subsequently terminated due to ProMOS’ material breach. ProMOS is seeking an affirmative judgment that ProMOS was entitled to terminate the license agreement due to the Company’s material breach, but to be allowed to continue to use the licensed technology. ProMOS is also seeking payment of approximately $36 million for DRAM products sold to the Company. Originally ProMOS had claimed $31 million, however, on December 19, 2003 ProMOS amended such claim to $36 million and introduced a new claim for damages in the amount of approximately $354 million based on Infineon’s alleged material breach of the license agreement. ProMOS reduced this additional claim to approximately $175 million on June 18, 2004. The Company has denied the alleged material breach and requested the arbitration tribunal to dismiss all of ProMOS’ claims. The Company has also filed counterclaims seeking an affirmative judgment that the Company was entitled to terminate the license agreement due to a material breach by ProMOS, that ProMOS be required to cease using the Company’s DRAM technologies and that the Company is entitled to damages for the misappropriation of the Company’s DRAM technologies. On March 31, 2004 the Company explained its claims, in particular its claim for damages. The Company is seeking damages in the net amount of approximately $221 million to $351 million (after deduction of $36 million for DRAM products purchased from ProMOS). The exact amount of damages, if any, is to be determined by the arbitral tribunal based on certain variables. The Company does not believe that the ultimate resolution of these proceedings will have a material adverse effect on its results of operations or financial condition.

In late 2002, MOSAID Technologies Inc. alleged that the Company is violating 11 DRAM-related U.S. patents of MOSAID. In December 2002, the Company filed an action in the U.S. District Court for the Northern District of California seeking a declaratory judgment that the Company does not violate such patents. On February 7, 2003, MOSAID filed a counter-suit opposing the Company’s motion for declaratory judgment and seeking damages for the alleged patent infringement. On November 3, 2003 MOSAID announced that it has filed an amended counterclaim to add two new patents to its previous claims. This action has since been consolidated under the federal multidistrict litigation rules with another lawsuit filed by MOSAID against Samsung in the U.S. District Court for the District of New Jersey. A trial will likely be scheduled in the U.S. District Court for the Northern District of California some time in 2005. The Company intends to vigorously defend itself against MOSAID's claims. An adverse final resolution could result in significant financial liabilities to, and other adverse effects upon, the Company, which would have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company through certain of its sales and other agreements may, in the normal course of business, be obligated to indemnify its counterparties under certain conditions for warranties, patent infringement or other matters. The maximum amount of potential future payments under these types of agreements is not predictable with any degree of certainty, since the potential obligation is contingent on conditions that may or may not occur in future, and depends on specific facts and circumstances related to each agreement. Historically, payments made by the Company under these types of agreements have not had a material adverse effect on the Company's business, results of operations and financial condition.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

The Company is subject to various other lawsuits, legal actions, claims and proceedings related to products, patents and other matters incidental to its businesses. Based upon information presently known to management, the Company does not believe that the ultimate resolution of such other pending matters will have a material adverse effect on the Company’s financial position, although the final resolution of such matters could have a material effect on the Company’s results of operations or cash flows in the year of settlement.

Liabilities, including accruals for significant litigation costs, related to such matters are recorded when it is probable that a liability has been incurred and the associated amount of the assessment can be reasonably estimated. Where the estimated amount of loss is within a range of amounts and no amount within the range is a better estimate than any other amount or the range cannot be estimated, the minimum amount is accrued. Accordingly, the Company has accrued a liability for the estimated costs of adjudication of various asserted and unasserted claims existing as of the balance sheet date.

In connection with Infineon’s Formation, Siemens retained certain facilities located in the U.S. and certain related environmental liabilities. Businesses contributed to the Company by Siemens have conducted operations at certain of these facilities and, under applicable law, could be required to contribute to the environmental remediation of these facilities despite their retention by Siemens. Siemens has provided guarantees to certain third parties and governmental agencies, and all involved parties have recognized Siemens as the responsible party for all applicable sites. No assessments have been made of the extent of environmental remediation, if any, that could be required, and no claims have been made against the Company in this regard. The Company believes its potential exposure, if any, to liability for remediating the U.S. facilities retained by Siemens is therefore low.

Other Contingencies

On December 23, 2003, the Company entered into a long-term operating lease agreement with MoTo Objekt Campeon GmbH & Co. KG ("MoTo") to lease an office complex that is to be constructed by MoTo south of Munich. The office complex will enable the Company to centralize its employees, who are currently situated in various locations throughout Munich, in one physical working environment. MoTo is responsible for the construction, which is expected to be completed in the second half of 2005. The Company has no obligations with respect to financing MoTo and has provided no guarantees related to the construction. Upon completion, the complex will be leased for a period of 20 years. After year 15, the Company has an option to purchase the complex or otherwise continue the lease for the remaining period of five years. Pursuant to the agreement, the Company placed a rental deposit of €75 million in escrow, which is included in restricted cash as of June 30, 2004. It is anticipated that the agreement will be accounted for as an operating lease, in accordance with SFAS No. 13, “Accounting for Leases”, with monthly lease payments expensed on a straight line basis over the lease term. The agreement is subject to various conditions prior to closing.

The Company has received government grants and subsidies related to the construction and financing of certain of its production facilities. These amounts are recognized upon the attainment of specified criteria for receipt of the grant. Certain of these grants have been received contingent upon the Company maintaining compliance with certain project-related requirements for a specified period after receipt. The Company is committed to maintaining these requirements. Nevertheless, should such requirements not be met, as of June 30, 2004 a maximum of €428 of these subsidies could be refundable.

The Company has guarantees outstanding to external parties of €418 as of June 30, 2004. In addition, the Company, as parent company, has in certain circumstances as is customary, guaranteed the settlement of certain of its consolidated subsidiaries' obligations to third parties. Such obligations are reflected as liabilities in the consolidated financial statements by virtue of consolidation. As of June 30, 2004, such inter-company guarantees principally relate to certain consolidated subsidiaries' third party debt and aggregated €2,071 of which €1,500 relates to the convertible notes issued.

On April 23, 2004 the Company announced plans to expand capacity at its Richmond, Virginia plant, which involves the completion of construction and equipment installation for a 300-millimeter fabrication facility. The initial expansion project is estimated to cost $1 billion, with the start of production of advanced DRAM chips on 300-millimeter wafers beginning in the first half of 2005.

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

23.	Operating Segment and Geographic Information

The Company has reported its operating segment and geographic information in accordance with SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”

Effective October 1, 2003 the Company reorganized certain of its business units to better reflect its customer and market profiles. In addition, the results of operations of the opto-electronics business are presented as a discontinued operation for all periods presented. Accordingly, the segment results for the 2003 financial year have been reclassified to be consistent with the revised reporting structure and presentation, and to facilitate analysis of current and future operating segment information.

The following tables present selected segment data for the three and nine months ended June 30, 2003 and 2004:

	Three months ended		Nine months ended
	June 30,		June 30,

	2003	2004	2003	2004

Net sales
Wireline Communications	119	104	337	320
Secure Mobile Solutions	381	525	1,155	1,451
Automotive & Industrial	357	415	1,059	1,150
Memory Products	569	811	1,720	2,119
Other Operating Segments	36	45	99	142
Corporate and Reconciliation	9	8	26	20

Total	1,471	1,908	4,396	5,202

EBIT
Wireline Communications	(99)	(35)	(180)	(69)
Secure Mobile Solutions	(18)	47	(70)	88
Automotive & Industrial	50	58	144	157
Memory Products	3	(50)	(103)	20
Other Operating Segments	(15)	(3)	(23)	(25)
Corporate and Reconciliation	(37)	(15)	(134)	(28)

Total	(116)	2	(366)	143

Certain items are included in Corporate and Reconciliation and are not allocated to the segments. These include corporate headquarters’ cost, certain incubator and early stage technology investment costs, non-recurring gains and specific strategic technology initiatives. Additionally, legal costs associated with intellectual property are recognized by the segments when paid, which can differ from the period originally recognized by Corporate and Reconciliation. For the three months ended June 30, 2003 and 2004 Corporate and Reconciliation includes unallocated excess capacity costs of €18 and €6, and restructuring charges of €5 and €5, respectively. For the nine months ended June 30, 2003 and 2004, Corporate and Reconciliation includes unallocated excess capacity costs of €64 and €30, and restructuring charges of €16 and €15, respectively.

The following is a summary of operations by geographic area for the three and nine months ended June 30, 2003 and 2004:

	Three months ended		Nine months ended
	June 30,		June 30,

	2003	2004	2003	2004

Net sales
Germany	373	423	1,098	1,260
Other Europe	260	346	834	908
North America	332	420	975	1,114
Asia / Pacific	497	695	1,466	1,860
Other	9	24	23	60

Total	1,471	1,908	4,396	5,202

Back to Contents

Infineon Technologies AG and Subsidiaries
Notes to the Unaudited Condensed Consolidated Financial Statements
(euro in millions, except where otherwise stated)

Revenues from external customers are based on the customers’ billing location. Except for sales to Siemens, which are discussed in note 19, no single customer accounted for more than 10% of the Company’s sales during the three and nine months ended June 30, 2003 and 2004. Sales to Siemens are made primarily by the non-memory product segments.

The Company defines EBIT as earnings (loss) before interest and taxes. The Company’s management uses EBIT as a measure to establish budgets and operational goals, to manage the Company's business and to evaluate its performance. The Company reports EBIT information because it believes that it provides investors with meaningful information about the operating performance of the Company and especially about the performance of its separate business segments. EBIT is determined as follows from the statement of operations, without adjustment to the US GAAP amounts presented:

		Three months ended		Nine months ended
		June 30,		June 30,

		2003	2004	2003	2004

Net (loss) income		(116)	(56)	(484)	17
Adjust:	Income tax (benefit) expense	(10)	34	98	71
	Interest expense, net	10	24	20	55

EBIT		(116)	2	(366)	143

Back to Contents

SUPPLEMENTARY INFORMATION

Gross Cash Position

Infineon defines gross cash position as cash and cash equivalents, marketable securities and restricted cash. Since Infineon holds a substantial portion of its available monetary resources in the form of readily marketable securities, which for US GAAP purposes are not considered to be “cash”, it reports its gross cash position to provide investors with an understanding of the company’s overall liquidity. The gross cash position is determined as follows from the balance sheet, without adjustment to the US GAAP amounts presented:

	September 30,	June 30,
	2003	2004

Cash and cash equivalents	969	1,094
Marketable securities	1,784	1,536
Restricted cash	67	164

Gross Cash Position	2,820	2,794

Free Cash Flow

Infineon defines free cash flow as cash from operating and investing activities excluding purchases or sales of marketable securities. Since Infineon holds a substantial portion of its available monetary resources in the form of readily available marketable securities, and operates in a capital intensive industry, it reports free cash flow to provide investors with a measure to evaluate changes in liquidity after taking capital expenditures into account, which ultimately requires financing. It is not intended to represent the residual cash flow available for discretionary expenditures, since debt service requirements or other non-discretionary expenditures are not deducted. The free cash flow is determined as follows from the cash flow statement, without adjustment to the US GAAP amounts presented:

	Three months ended		Nine months ended
	June 30,		June 30,

	2003	2004	2003	2004

Net cash provided by operating activities	183	506	288	1,289
Net cash used in investing activities	(604)	(34)	(1,267)	(909)
There of: Purchase (sale) of marketable securities, net	432	(326)	538	(244)

Free cash flow	11	146	(441)	136

Backlog

Most standard products, such as memory products, are not ordered on a long-term, fixed-price contract basis due to changing market conditions. It is common industry practice to permit major customers to change the date on which products are delivered or to cancel existing orders. For these reasons, the Company believes that the backlog at any time of standard products such as memory products is not a reliable indicator of future sales. Orders for customized logic products vary depending on customer needs and industry conditions, capacity and demand, while more customers request logistics agreements based on rolling forecasts. As a result, the Company does not place too much reliance on backlog to manage its business and does not use it to evaluate performance. Due to possible changes in customer delivery schedules, cancellation of orders and potential delays in product shipments, the Company’s backlog as of any particular date may not be indicative of actual sales for any later period.

Back to Contents

Dividends

The Company has not declared or paid any dividend during the three months ended June 30, 2004.

Employees

As of June 30, 2004, Infineon had approximately 34,400 employees worldwide, including about 6,850 engaged in Research and Development.

Market for ordinary shares

The Company’s ordinary shares are listed on the New York Stock Exchange (NYSE) and it is one of the DAX 30 companies listed on the Frankfurt Stock Exchange (FSE). The Company’s shares are traded under the symbol “IFX”.

Relative Performance of the IFX shares since October 1, 2002 (based on XETRA daily closing prices, indexed on September 30, 2002):

Back to Contents

Infineon share price performance and key data for the three and nine months ended:

	For the three months ended June 30,			For the nine months ended June 30,

	2003	2004	+/- in %	2003	2004	+/- in %

DAX
Beginning of the period	2,450.19	3,924.85	60%	2,865.23	3,329.83	16%
High	3,304.15	4,134.10	25%	3,380.20	4,151.83	23%
Low	2,450.19	3,754.37	53%	2,202.96	3,276.64	49%
End of the period	3,220.58	4,052.73	26%	3,220.58	4,052.73	26%

IFX closing prices in euros (Xetra)
Beginning of the period	6.24	€12.08	€94%	5.84	€11.29	€93%
High	9.04	€12.89	€43%	11.71	€13.65	€17%
Low	6.24	€10.14	€63%	5.34	€10.14	€90%
End of the period	8.42	€11.04	€31%	8.42	€11.04	€31%

NYSE closing prices in U.S. dollars
Beginning of the period	6.85	$14.94	$118%	6.07	$13.27	$119%
High	10.83	$15.74	$45%	11.58	$15.87	$37%
Low	6.85	$12.17	$78%	5.25	$12.17	$132%
End of the period	9.59	$13.60	$42%	9.59	$13.60	$42%

Financial Calendar

Financial year ended September 30, 2004:

Results press release	November 9, 2004
Annual shareholder meeting	January 25, 2005 (preliminary)

Publication date: July 26, 2004.

Contact information

Infineon Technologies AG
Investor Relations and Financial Communications
P.O. Box 80 09 49
81609 Munich, Germany

Phone: +49 89 234-26655
Fax: +49 89 234-9552987
E-Mail: investor.relations@infineon.com

Visit http://www.infineon.com/investor for an electronic version of this report and other information.

Back to Contents

Risk Factors

As a company, we face numerous risks incidental to our business. We face risks that are inherent to companies in the semiconductor industry, as well as operational, financial and regulatory risks that are unique to us. Risks relating to the semiconductor industry include the cyclical nature of the market, which suffers from periodic downturns and industry overcapacity. Our production related risks include the need to match our production capacity with demand, and to avoid interruptions in manufacturing and supplies. We may be exposed to claims from others that we infringe their intellectual property rights or that we are liable for damages under warranties. We are the subject of governmental antitrust investigations and civil claims related to those antitrust investigations. Financial risks include our need to have access to sufficient capital and governmental subsidies. Our regulatory risks include potential claims for environmental remediation. We face numerous risks due to the international nature of our business, including volatility in foreign countries and exchange rate fluctuations.

These and other material risks that we face are described in detail in the “Risk Factors” section of our Annual Report on Form 20-F, which we have filed with the U.S. Securities and Exchange Commission. A copy of our most recent Form 20-F is available at the Investor Relations section of our website http://www.infineon.com/investor, as well as on the SEC’s website, www.sec.gov.

We encourage you to read the detailed description of the risks that we face in our Form 20-F. The occurrence of one or more of the events described in the Risk Factors section of the Form 20-F could have a material adverse effect on our company and our results of operations, which could result in a drop in our share price.

Forward-looking Statements

This quarterly report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements.

These forward-looking statements include statements relating to future developments of the world semiconductor market, especially the market for memory products, Infineon’s future growth, the benefits of research and development alliances and activities, our planned levels of future investment in the expansion and modernization of our production capacity, the introduction of new technology at our facilities, the transitioning of our production processes to smaller structures, cost savings related to such transitioning and other initiatives, our successful development of technology based on industry standards, our ability to offer commercially viable products based on our technology, and our ability to achieve our cost savings and growth targets. These statements are based on current plans, estimates and projections, and you should not place too much reliance on them.

These forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events. These forward-looking statements involve inherent risks and are subject to a number of uncertainties, including trends in demand and prices for semiconductors generally and for our products in particular, the success of our development efforts, both alone and with our partners, the success of our efforts to introduce new production processes at our facilities and the actions of our competitors, the availability of funds for planned expansion efforts, the outcome of antitrust investigations and litigation matters, as well as other factors. We caution you that these and a number of other important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement. These factors include those identified under the heading ‘‘Risk Factors’’ in the Infineon Form 20-F annual report.

Back to Contents

INFINEON TECHNOLOGIES AG

BY ELECTRONIC TRANSMISSION VIA EDGAR

Securities and Exchange Commission	Name	Francois Eksteen
450 Fifth Street, N.W.	Department	SEC Reporting / AFR-SEC
Washington D.C. 20549	Telephone	+49 89 / 234-21758
	Fax	+49 89 / 234-22964

	E-Mail	francois.eksteen@infineon.com
	Internet	www.infineon.com

	Date	July 26, 2004
Re:	Infineon Technologies AG (IFX)
Report on Form 6-K

Ladies and Gentlemen:

     Infineon Technologies AG is filing today by electronic transmission over the Commission's Edgar system a report on Form 6-K containing the quarterly report for third quarter results for the 2004 financial year.

     Please direct any questions to the undersigned at (011-49) 89-234-21758.

Sincerely yours,

/s/ FRANCOIS EKSTEEN

Francois Eksteen

Senior Director SEC Reporting